CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Reverse Convertible Securities due 2008	$2,420,000	$95.11

April 2008 Pricing Supplement No. 618 Registration Statement No. 333-131266 Dated April 23, 2008 Filed pursuant to Rule 424(b)(2)
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Equities
12% RevConsSM
Based on the Shares of the Market Vectors–Russia ETF due October 28, 2008
Reverse Convertible Securities
The RevCons offered are senior unsecured obligations of Morgan Stanley, will pay a coupon at the interest rate per annum specified below and will have the terms described in the prospectus supplement for RevCons and the prospectus, as supplemented or modified by this pricing supplement.  At maturity the RevCons will pay either (i) an amount of cash equal to the stated principal amount of the RevCons, or (ii) if the closing price of the underlying shares on the determination date is less than the initial share price and the closing price of the underlying shares has decreased to or below the trigger price on any day over the term of the RevCons, a number of shares of the underlying fund equal to the exchange ratio worth less than the stated principal amount of the RevCons, or, at our option, the cash value of those shares. The RevCons do not guarantee any return of principal at maturity. The RevCons are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,420,000
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Maturity date:	October 28, 2008
Underlying shares:	Shares of the Market Vectors–Russia ETF
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying shares on the determination date is less than the initial share price and the closing price of the underlying shares has declined to or below the trigger price on any trading day up to and including the determination date, (x) a number of shares of the Market Vectors–Russia ETF equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Exchange ratio:	19.40994, which is the stated principal amount divided by the initial share price, subject to adjustments for corporate events.
Trigger level:	75%
Trigger price:	$38.64 (the trigger price is equal to the product of the trigger level times the initial share price)
Determination date:	October 23, 2008 (three business days before the maturity date)
Coupon:	12% per annum, payable monthly beginning May 28, 2008.
Initial share price:	$51.52, the closing price of one share of the underlying shares on the pricing date.
Pricing date:	April 23, 2008
Original issue date:	April 28, 2008
Listing:	The RevCons will not be listed on any securities exchange.
CUSIP:	6174465U9
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per RevCons	$1,000	$15	$985
Total	$2,420,000	$36,300	$2,383,700

(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for reverse convertible securities (“RevCons”).

The RevCons involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 8.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement for RevCons dated March 2, 2007
Prospectus dated January 25, 2006

12% RevConsSM
Based on the Shares of the Market Vectors–Russia ETF due October 28, 2008

Fact Sheet
The RevCons offered are senior unsecured obligations of Morgan Stanley, will pay a coupon at the interest rate per annum specified below and will have the terms described in the prospectus supplement for RevCons and the prospectus, as supplemented or modified by this pricing supplement.  The RevCons do not guarantee any return of principal at maturity. The RevCons are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

“RevCons” is a service mark of Morgan Stanley.

Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
April 23, 2008	April 28, 2008 (three business days after the pricing date)	October 28, 2008
Key Terms
Issuer:	Morgan Stanley
Underlying shares:	Shares of the Market Vectors–Russia ETF
Issue price:	$1,000 per RevCons
Stated principal amount:	$1,000 per RevCons
Denominations:	$1,000 and integral multiples thereof.
Aggregate principal amount:	$2,420,000
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying shares on the determination date is less than the initial share price and the closing price of the underlying shares has declined to or below the trigger price on any trading day up to, and including, the determination date, (x) a number of the underlying shares equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Initial share price:	$51.52, the closing price of one share of the underlying shares on the pricing date.
Determination date:	October 23, 2008 (three business days before the maturity date)
Exchange ratio:	19.40994, which is the stated principal amount divided by the initial share price, subject to adjustments for corporate events.
Exchange factor:
Initially equal to 1.0, but will be adjusted to reflect certain events affecting the underlying shares.  The closing price of the underlying shares and the exchange ratio will be adjusted by the exchange factor.

Coupon:	12% per annum, payable monthly beginning May 28, 2008
Trigger level:	75%
Trigger price:	$38.64 (the trigger price is equal to the product of the trigger level times the initial share price)
Trigger event:	Closing price trigger event
Postponement of maturity date:
If the determination date is postponed due to a market disruption event or otherwise, the maturity date will be postponed so that the maturity date will be the second trading day following the determination date.

Market disruption event:
The following provision replaces “Market Disruption Event” in the prospectus supplement for RevCons in its entirety.

“market disruption event” means, with respect to the underlying shares, the occurrence or existence of any of the following events, as determined by the calculation agent in its sole discretion:

(i)    the occurrence or existence of a suspension, absence or material limitation of trading of the underlying shares on the primary market for the underlying shares for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market; or a breakdown or failure in the price and trade reporting systems of the primary market for the underlying shares as a result of which the reported trading prices for the underlying shares during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate; or the suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the underlying shares, if available, during the one-half hour period preceding the close of the principal trading session in the applicable market;

(ii)   the occurrence or existence of a suspension, absence or material limitation of trading of stocks or depositary receipts then constituting 20 percent or more of the value of the DAXglobal Russia+ Index on the relevant exchanges for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such relevant exchanges; or

(iii)   the suspension, material limitation or absence of trading on any major U.S. securities market for trading in futures or options contracts related to the DAXglobal Russia+ Index or the underlying shares for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market; and

April 2008	Page 2

12% RevConsSM
Based on the Shares of the Market Vectors–Russia ETF due October 28, 2008

(iv)   a determination by the calculation agent in its sole discretion that any event described in clauses (i), (ii) or (iii) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the RevCons.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the DAXglobal Russia+ Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the DAXglobal Russia+ Index shall be based on a comparison of (x) the portion of the level of the DAXglobal Russia+ Index attributable to that security relative to (y) the overall level of the DAXglobal Russia+ Index, in each case immediately before that suspension or limitation.

For the purpose of determining whether a market disruption event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or any exchange-traded fund, including the underlying shares, will not constitute a market disruption event,  (3) a suspension of trading in futures or options contracts on the DAXglobal Russia+ Index or the underlying shares by the primary securities market trading in such contracts by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or (c) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the DAXglobal Russia+ Index or the underlying shares and (4) a “suspension, absence or material limitation of trading” on any relevant exchange or on the primary market on which futures or options contracts related to the DAXglobal Russia+ Index or the underlying shares are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Discontinuance of the underlying shares and/or the DAXglobal Russia+ Index; alteration of method of calculation:
If the Market Vectors ETF Trust or the Market Vectors–Russia ETF is liquidated or otherwise terminated (a “liquidation event”), the closing price of the underlying shares on any trading day following the liquidation event will be determined by the calculation agent and will be deemed to equal the product of (i) the closing value of the DAXglobal Russia+ Index (or any successor index, as described below) on such trading day (taking into account any material changes in the method of calculating the DAXglobal Russia+ Index following such liquidation event) times (ii) a fraction, the numerator of which is the closing price of the underlying shares and the denominator of which is the closing value of the DAXglobal Russia+ Index (or any successor index, as described below), each determined as of the last day prior to the occurrence of the liquidation event on which a closing price of the underlying shares was available.

If, following a liquidation event Deutsche Börse AG, the index publisher of the DAXglobal Russia+ Index, discontinues publication of the DAXglobal Russia+ Index and the index publisher of the DAXglobal Russia+ Index or another entity (including MS & Co.) publishes a successor or substitute index that MS & Co., as the calculation agent, determines, in its sole discretion, to be comparable to the discontinued DAXglobal Russia+ Index (such index being referred to herein as a “successor index”), then any subsequent closing price on any trading day, following a liquidation event will be determined by reference to the published value of such successor index at the regular weekday close of trading on such trading day.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be furnished to the trustee, to us and to the Depository Trust Company (“DTC”), as holder of the RevCons, within three trading days of such selection.  We expect that such notice will be passed on to you, as a beneficial owner of the RevCons, in accordance with the standard rules and procedures of the DTC and its direct and indirect participants.

If the index publisher of the DAXglobal Russia+ Index discontinues publication of the DAXglobal Russia+ Index prior to, and such discontinuance is continuing on, any trading day, the determination date or on the date of acceleration following a liquidation event and MS & Co., as the calculation agent, determines, in its sole discretion, that no successor index is available at such time, then the calculation agent will determine the closing price of the underlying shares for such date.  The closing price will be computed by the calculation agent in accordance with the formula for calculating the DAXglobal Russia+ Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the relevant exchange on such date of each security most recently composing the DAXglobal Russia+ Index without any rebalancing or substitution of such securities following such discontinuance.  Notwithstanding these alternative arrangements, discontinuance of the publication of the DAXglobal Russia+ Index may adversely affect the value of the RevCons.

Relevant exchange:	The primary exchange or market of trading for any security (or any combination thereof) then included in the DAXglobal Russia+ Index or any successor index

April 2008	Page 3

12% RevConsSM
Based on the Shares of the Market Vectors–Russia ETF due October 28, 2008

Antidilution adjustments:
The following provision replaces “Antidilution Adjustments” in the prospectus supplement for RevCons in its entirety.

If the underlying shares are subject to a stock split or reverse stock split, then once such split has become effective, the exchange factor will be adjusted to equal the product of the prior exchange factor and the number of shares issued in such stock split or reverse stock split with respect to one underlying share.

No adjustment to the exchange factor pursuant to the paragraph above will be required unless such adjustment would require a change of at least 0.1% in the exchange factor then in effect.  The exchange factor so adjusted will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward.

Risk factors:	Please see “Risk Factors” on page 8.

General Information
Listing:	The RevCons will not be listed on any securities exchange.
CUSIP:	6174465U9
Tax considerations:
The U.S. federal income tax consequences of an investment in the RevCons are uncertain.  There is no direct legal authority as to the proper tax treatment of the RevCons, and the issuer’s counsel has not rendered an opinion as to their proper characterization for U.S. federal income tax purposes.  Pursuant to the terms of the RevCons and subject to the discussion in the accompanying prospectus supplement for RevCons under “United States Federal Taxation,” you agree with the issuer to treat a RevCons as a unit consisting of (i) a put right written by you to the issuer, that if exercised, requires you to pay the issuer an amount equal to the deposit (as described below) in exchange for underlying shares (and cash in lieu of fractional shares), or at the issuer’s option, the cash value of such underlying shares and (ii) a deposit with the issuer of a fixed amount of cash to secure your obligation under the put right.  We have determined that the yield on the deposit is 3.0045% per annum, compounded monthly, and that the remainder of the coupons on the RevCons is attributable to the put premium, as described in the section of the accompanying prospectus supplement for RevCons called “United States Federal Taxation — Tax Consequences to U.S. Holders — Tax Treatment of the RevCons  — RevCons with a Term of More Than One Year.”

Please read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for RevCons concerning the U.S. federal income tax consequences of investing in the RevCons.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not entirely clear whether the RevCons would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the RevCons, possibly with retroactive effect.  The notice focuses on a number of issues, the most relevant of which for holders of the RevCons are the character of income or loss (including whether the put premium might be currently included as ordinary income) and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax.  Non-U.S. Holders should note that we currently do not intend to withhold on any of the payments made with respect to the RevCons.  However, in the event of a change of law or any formal or informal guidance by the IRS, Treasury, or Congress, we may decide to withhold on payments made with respect to the RevCons, and we will not be required to pay any additional amounts with respect to amounts withheld.

Both U.S. and non-U.S. investors considering an investment in the RevCons should read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for RevCons and consult their tax advisers regarding the U.S. federal income tax consequences of investing in the RevCons as well as the notice described above and its potential implications for an investment in the RevCons.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the RevCons will be used for general corporate purposes and, in part, in connection with hedging our obligations under the RevCons through one or more of our subsidiaries.

On, or prior to, the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the RevCons  by taking positions in the underlying shares and in options

April 2008	Page 4

12% RevConsSM
Based on the Shares of the Market Vectors–Russia ETF due October 28, 2008

contracts on the underlying shares listed on major securities markets. Such purchase activity could have increased the price of the underlying shares, and, accordingly, potentially have increased the initial share price and the trigger price of the RevCons, and, therefore, the price at which the underlying shares must close over the term of the RevCons, and on the determination date, before you would receive for each RevCons at maturity an amount of cash or underlying shares worth as much as the stated principal amount of the RevCons. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for RevCons.
ERISA:	See “ERISA” in the prospectus supplement for RevCons.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This offering summary represents a summary of the terms and conditions of the RevCons.  We encourage you to read the accompanying prospectus supplement for RevCons and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

April 2008	Page 5

12% RevConsSM
Based on the Shares of the Market Vectors–Russia ETF due October 28, 2008

How RevCons Work

The following payment scenarios illustrate the potential returns on the RevCons at maturity.

Payment Scenario 1
The closing price of the underlying shares never falls to or below the trigger price during the term of the RevCons, and you receive the monthly coupon until maturity with a full return of principal at maturity.  You will not participate in any appreciation of the underlying shares, even if the closing price of the underlying shares is above the initial share price on the determination date.

Payment Scenario 2
The closing price of the underlying shares falls to or below the trigger price during the term of the RevCons and the closing price is at a level below the initial share price on the determination date, in which case, at maturity, RevCons redeem for underlying shares (or, at our option, the cash value of the underlying shares) worth substantially less than the stated principal amount of the RevCons based on the closing price of the underlying shares on the determination date.  You will still receive the monthly coupon until maturity if this occurs.

Hypothetical Payments on the RevCons

The following examples illustrate the payment at maturity on the RevCons (assuming a six month term) for a range of hypothetical closing prices for hypothetical underlying shares on a hypothetical determination date, depending on whether the closing price of the underlying shares on the determination date is less than the initial share price and whether, during the term of the RevCons, the closing price of the underlying shares has or has not decreased to or below the hypothetical trigger price.

The hypothetical examples are based on the following hypothetical values:

Stated principal amount (per RevCons):	$1,000
Initial share price:	$100 (the closing price of one share of the hypothetical underlying shares on the pricing date)
Exchange ratio:	10 (the $1,000 stated principal amount per RevCons divided by the initial share price)
Trigger price:	$75 (75% of the initial share price)
Coupon per annum:	9%

TABLE 1:  At maturity, unless the closing price of the hypothetical underlying shares on the determination date is less than the initial share price and the closing price of the hypothetical underlying shares has decreased to or below the trigger price on any trading day from and including the pricing date to and including the determination date, your payment at maturity per RevCons will equal the stated principal amount of the RevCons in cash.  This table represents the hypothetical payment at maturity and the total payment over the term of the RevCons (assuming a six month term) on a $1,000 investment in the RevCons on the basis that the closing price of the hypothetical underlying shares has not decreased to or below the hypothetical trigger price of $75.

Hypothetical underlying shares closing price on determination date	Value of cash delivery amount at maturity per RevCons	Total monthly coupon payments per RevCons	Value of total payment per RevCons
$76.00	$1,000	$45	$1,045
$90.00	$1,000	$45	$1,045
$100.00	$1,000	$45	$1,045
$120.00	$1,000	$45	$1,045
$140.00	$1,000	$45	$1,045
$160.00	$1,000	$45	$1,045

April 2008	Page 6

12% RevConsSM
Based on the Shares of the Market Vectors–Russia ETF due October 28, 2008

TABLE 2: This table represents the hypothetical payment at maturity and the total payment over the term of the RevCons (assuming a six month term) on a $1,000 investment in the RevCons if the closing price of the hypothetical underlying shares has decreased to or below the hypothetical trigger price of $75 on any trading day from and including the pricing date to and including the determination date.   In each of these examples, where the closing price of the hypothetical underlying shares on the determination date is less than the initial share price, the payment at maturity would be made by delivery of the hypothetical underlying shares, or at our option, the cash value of the hypothetical underlying shares as of the determination date.  In each of these examples, where the closing price on the determination date is at or above the initial share price, the payment at maturity will equal the stated principal amount in cash.

Hypothetical underlying shares closing price on determination date	Value of hypothetical underlying shares or cash delivered at maturity per RevCons	Total monthly coupon payments per RevCons	Value of total payment per RevCons
$0.00	$0	$45	$45
$25.00	$250	$45	$295
$50.00	$500	$45	$545
$80.00	$800	$45	$845
$91.00	$910	$45	$955
$100.00	$1,000	$45	$1,045
$125.00	$1,000	$45	$1,045
$150.00	$1,000	$45	$1,045

Because the closing price of the underlying shares may be subject to significant fluctuation over the term of the RevCons, it is not possible to present a chart or table illustrating the complete range of possible payouts at maturity. The examples of the hypothetical payout calculations above are intended to illustrate how the amount payable to you at maturity will depend both on (a) whether the closing price of the underlying shares falls to or below the trigger price from and including the pricing date to and including the determination date and (b) the closing price of the underlying shares on the determination date.

April 2008	Page 7

12% RevConsSM
Based on the Shares of the Market Vectors–Russia ETF due October 28, 2008

Risk Factors

The RevCons offered by this pricing supplement are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the RevCons.  Accordingly, investors should consult with their own financial and legal advisors as to the risks entailed by an investment in the RevCons and the suitability of the RevCons in light of an investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the RevCons.  For a complete list of risk factors, please see the accompanying prospectus supplement for RevCons and the accompanying prospectus.

Structure Specific Risk Factors

▪
No guaranteed return of principal.  The payment to investors at maturity will either be (i) cash equal to the stated principal amount of each RevCons or (ii) if the closing price of the underlying shares on the determination date is less than the initial share price and the closing price of the underlying shares has decreased to or below the trigger price over the term of the RevCons, a number of underlying shares, or, at our option, the cash value of the shares as of the determination date.  If investors receive the underlying shares at maturity in exchange for each RevCons, or the cash value of those shares, the value of those shares or the cash will be less than the stated principal amount of each RevCons and could be zero.

▪
Investors will not participate in any appreciation in the price of the underlying shares.  Investors will not participate in any appreciation in the price of the underlying shares, and the return on the RevCons will be limited to the interest payable on the RevCons.

▪
Market price influenced by many unpredictable factors.  Several factors will influence the value of the RevCons in the secondary market.  Although the issuer expects that generally the closing price of the underlying shares on any day will affect the value of the RevCons more than any other single factor, other factors that may influence the value of the RevCons include: whether the closing price of the underlying shares has decreased to or below the trigger price on any trading day, the volatility of the underlying shares, the dividend rate on the stocks and depositary receipts composing the DAXglobal Russia+ Index, changes in the Russian ruble / U.S. dollar exchange rate, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates in the market, the time remaining to the maturity of the RevCons, the issuer’s creditworthiness and the occurrence of certain events affecting the underlying shares that may or may not require an adjustment to the exchange ratio.

▪
Market price influenced by inclusion of commissions and projected profit from hedging activities.  The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the RevCons in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the RevCons, as well as the projected profit included in the cost of hedging the issuer’s obligations under the RevCons.

▪
Maturity date of the RevCons may be accelerated. The maturity of the RevCons will be accelerated if (i) the closing price of the underlying shares (as adjusted for certain corporate events) on any two consecutive trading days is less than $2.00 or (ii) there is an event of default with respect to the RevCons.  The amount payable to the investor will differ depending on the reason for the acceleration and may be substantially less than the stated principal amount of the RevCons.

▪
Not equivalent to investing in the underlying shares.  Investing in the RevCons is not equivalent to investing in the underlying shares or the stocks or depositary receipts composing the DAXglobal Russia+ Index.  Investors in the RevCons will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the shares of the Market Vectors–Russia ETF or the stocks or depositary receipts composing the DAXglobal Russia+ Index.

▪
The underlying shares and the DAXglobal Russia+ Index are different.  The performance of the shares of the Market Vectors-Russia ETF may not exactly replicate the performance of the DAXglobal Russia+ Index because the Market Vectors-Russia ETF will reflect transaction costs and fees that are not included in the

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12% RevConsSM
Based on the Shares of the Market Vectors–Russia ETF due October 28, 2008

calculation of the DAXglobal Russia+ Index. It is also possible that the Market Vectors-Russia ETF may not fully replicate or may in certain circumstances diverge significantly from the performance of the DAXglobal Russia+ Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. Van Eck Associates Corporation, which we refer to as Van Eck and which is the investment advisor to the Market Vectors-Russia ETF, will normally invest 95% of the Market Vectors-Russia ETF’s assets in securities included in the DAXglobal Russia+ Index, but may invest a lesser percentage to the extent that Van Eck determines, in its sole discretion, that it needs additional flexibility to comply with the requirements of the United States Internal Revenue Code or other tax or regulatory requirements.

▪
Antidilution adjustments.  Although the calculation agent will adjust the amount payable at maturity for certain events affecting the underlying shares, there may be other events for which the calculation agent is not required to make any adjustments.  If an event occurs that does not require the calculation agent to adjust the amount of the underlying shares payable at maturity, the market price of the RevCons may be materially and adversely affected.

▪
Adjustments to the underlying shares or to the DAXglobal Russia+ Index could adversely affect the value of the RevCons.  Van Eck is the investment adviser to the Market Vectors-Russia ETF, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the DAXglobal Russia+ Index.  Deutsche Börse AG, which we refer to as Deutsche Börse, is responsible for calculating and maintaining the DAXglobal Russia+ Index.  Deutsche Börse can add, delete or substitute the stocks underlying the DAXglobal Russia+ Index or make other methodological changes that could change the value of the DAXglobal Russia+ Index.  Pursuant to its investment strategy or otherwise, Van Eck may add, delete or substitute the stocks composing the Market Vectors-Russia ETF.  Any of these actions could adversely affect the price of the underlying shares and, consequently, the value of the RevCons.

▪
There are risks associated with investments in securities linked solely to the value of equity securities of Russian companies.  Investing in securities linked solely to the value of publicly traded companies that are domiciled in Russia involves a high degree of risk and special considerations not typically associated with investing in the U.S. securities markets, and should be considered highly speculative.  Risks to investing in Russian equity securities include: the absence of developed legal structures governing private or foreign investments and private property; the possibility of the loss of all or a substantial portion of any investment as a result of the expropriation, nationalization or confiscation of assets by the Russian government; certain national policies which may restrict investment opportunities, including, without limitation, restrictions on investing in issuers or industries deemed sensitive to Russian national interests; and potentially greater price volatility in, and significantly smaller capitalization and relative illiquidity of, the Russian market.

Conditions in emerging markets, including Russia, are subject to rapid change.  For example, Russia experienced a severe financial crisis and significant currency devaluation in 1998.  If Russia were to suffer a financial crisis during the term of the RevCons, the value of the RevCons would be significantly adversely affected.  In addition, financial turmoil in one emerging market country may adversely affect prices in the equity markets of many other emerging market countries, including Russia, or the equity prices of companies that do business in countries such as Russia as investors move their money to more stable, developed markets.  As happened in 1998, financial problems, or an increase in the perceived risks associated with investing in emerging economies, could dampen foreign investment in these markets and adversely affect their economies.  In addition, during such times, companies that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn.

Russia may also be subject to a greater degree of economic, political and social instability than is the case in the United States and Western European countries.  Such instability may result from, among other things, the following: (i) an authoritarian government or military involvement in political and economic decision-making, including changes in government through extra-constitutional means; (ii) popular unrest associated with demands for improved political, economic and social conditions; (iii) internal insurgencies; (iv) hostile relations with neighboring countries; and (v) ethnic, religious and racial disaffection.

Additionally, because Russia produces and exports large volumes of oil and gas, the Russian economy is particularly sensitive to the price of oil and gas on the world market, and a decline in the price of oil and gas could have a significant negative impact on the Russian economy.  In addition, any acts of terrorism or armed

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12% RevConsSM
Based on the Shares of the Market Vectors–Russia ETF due October 28, 2008

conflict causing disruptions of Russian oil and gas exports could negatively affect the Russian economy and, thus, adversely affect, financial condition, results of operations or prospects, and therefore the value of the underlying shares and consequently, the RevCons.

Any of the risks set out above, singly or in combination, could adversely affect your payment at maturity on the RevCons.

▪
The price of the shares of the Market Vectors–Russia ETF are subject to currency exchange risk.  Because the price of the underlying shares is related to the U.S. dollar value of stocks and depositary receipts underlying the DAXglobal Russia+ Index Fund, holders of the RevCons will be exposed to currency exchange rate risk with respect to the Russian ruble.  If the Russian ruble would weaken relative to the U.S. dollar, the price of the underlying shares will be adversely affected and the payment at maturity on the RevCons may be reduced.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments; and

•	the extent of governmental surpluses or deficits in Russia and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Russia and the United States and other countries important to international trade and finance.

In August 1998, the Russian ruble devalued significantly, forcing the Central Bank of Russia to abandon attempts to maintain the value of the ruble and in early September 1998, the Central Bank of Russia announced that it would allow the Russian ruble to float freely against the U.S. dollar.  Since 1998, the Central Bank of Russia has maintained a managed float of the Russian ruble against the U.S. dollar and continues to intervene in the currency to achieve its targeted exchange rates.  In February 2006, the Central Bank of Russia announced that the Russian ruble would be targeted against a new weighted currency basket consisting of the euro and U.S. dollar to decouple the Russian ruble from the U.S. dollar. In July 2006, Russia lifted all currency controls on the Russian ruble and the Russian ruble became fully convertible and freely tradeable.  We cannot assure you that a currency crisis or significant devaluation will not happen in the future to the Russian ruble, which would have significant negative effects on the value of the RevCons.

▪
The U.S. federal income tax consequences of an investment in the RevCons are uncertain.  There is no direct legal authority as to the proper tax treatment of the RevCons, and the issuer’s counsel has not rendered an opinion as to their proper characterization for U.S. federal income tax purposes.

Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for RevCons (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the RevCons.  If the IRS were successful in asserting an alternative characterization or treatment for the RevCons, the timing and character of income on the RevCons might differ significantly from the tax treatment described in the Tax Disclosure Sections.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the RevCons, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the accompanying prospectus supplement for RevCons.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not entirely clear whether the RevCons would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the RevCons, possibly with retroactive effect.  The notice focuses on a number of issues, the most relevant of which for holders of the RevCons are the character of income or loss (including whether the put premium might be currently included as ordinary income) and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax.  Non-U.S. Holders should note that we currently do not intend to withhold on any of the payments made with respect to the RevCons.  However, in the event of a

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change of law or any formal or informal guidance by the IRS, Treasury, or Congress, we may decide to withhold on payments made with respect to the RevCons, and we will not be required to pay any additional amounts with respect to amounts withheld.

Other Risk Factors

▪
Secondary trading may be limited.  The RevCons will not be listed on any securities exchange and there may be little or no secondary market for the RevCons.  You should be willing to hold your RevCons to maturity.

▪
No affiliation with the Market Vectors–Russia ETF. The Market Vectors–Russia ETF is not an affiliate of the issuer, is not involved with this offering in any way, and has no obligation to consider the interests of investors in taking any corporate actions that might affect the value of the RevCons.  The issuer has not made any due diligence inquiry with respect to the Market Vectors–Russia ETF in connection with this offering.

▪
Hedging and trading activity by the calculation agent and its affiliates could adversely affect the value of the RevCons. The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of the issuer that will carry out hedging activities related to the RevCons or that trade the underlying shares on a regular basis are potentially adverse to your interests as an investor in the RevCons.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and during the term of the RevCons could adversely affect the price of the underlying shares on the pricing date and at maturity and, as a result, could decrease the amount you may receive on the RevCons at maturity.  Any of these hedging or trading activities on or prior to the pricing date could have potentially affected the price of the underlying shares and, accordingly, increased the initial share price used to calculate the trigger price and, therefore, potentially have raised the trigger price relative to the price of the underlying shares absent such hedging or trading activity. Additionally, such hedging or trading activities during the term of the RevCons could potentially affect whether the closing price of the underlying shares decreases to or below the trigger price and, therefore, whether or not you will receive the stated principal amount of the RevCons or underlying shares (or the cash value thereof) at maturity.  Furthermore, if the closing price of the underlying shares has decreased to or below the trigger price such that you will receive underlying shares at maturity, or at our option, the cash value of those shares, the issuer’s trading activities prior to or at maturity could adversely affect the value of those underlying shares.

▪
Morgan Stanley may engage in business with or involving the Market Vectors–Russia ETF without regard to your interests.  The issuer or its affiliates may presently or from time to time engage in business with the Market Vectors–Russia ETF without regard to your interests, and thus may acquire non-public information about the Market Vectors–Russia ETF.  Neither the issuer nor any of its affiliates undertakes to disclose any such information to you.  In addition, the issuer or its affiliates from time to time have published and in the future may publish research reports with respect to the Market Vectors–Russia ETF, which may or may not recommend that investors buy or hold the underlying shares.

For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-8 of the prospectus supplement for RevCons.  The issuer also urges you to consult with your investment, legal, tax, accounting and other advisers before you invest in the RevCons.

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Information about the Underlying Shares

The Market Vectors–Russia ETF. Market Vectors–Russia ETF is an exchange traded fund that is one of several separate investment portfolios of the Market Vectors ETF Trust.  The Market Vectors–Russia ETF is managed by Van Eck Associates Corporation and seeks to replicate as closely as possible the price and yield performance, before fees and expenses, of the DAXglobal Russia+ Index (the Russia+ Index). It is possible that this fund may not fully replicate the performance of the DAXglobal Russia+ Index due to the temporary unavailability of certain securities in the secondary market or due to other extraordinary circumstances.  See “Annex A—Market Vectors-Russia ETF” for a more complete description of the Market Vectors–Russia ETF.  Information provided to or filed with the Securities and Exchange Commission (the “Commission”) by the Market Vectors–Russia ETF pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-123257 and 811-10325, respectively, through the Commission’s website at http://www.sec.gov.  In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  We make no representation or warranty as to the accuracy or completeness of such information.

This pricing supplement relates only to the RevCons offered hereby and does not relate to the underlying shares.  We have derived all disclosures contained in this pricing supplement regarding Market Vectors from the publicly available documents described in the preceding paragraph.  In connection with the offering of the RevCons, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Market Vectors.  Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding Market Vectors is accurate or complete.  Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the underlying shares (and therefore the price of the underlying shares at the time we priced the RevCons) have been publicly disclosed.  Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Market Vectors could affect the value received at maturity with respect to the RevCons and therefore the trading prices of the RevCons.

Neither we nor any of our affiliates makes any representation to you as to the performance of the underlying shares.

We and/or our affiliates may presently or from time to time engage in business with Market Vectors.  In the course of such business, we and/or our affiliates may acquire non-public information with respect to Market Vectors, and neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, one or more of our affiliates may publish research reports with respect to the underlying shares.  The statements in the preceding two sentences are not intended to affect the rights of investors in the RevCons under the securities laws.  As a prospective purchaser of the RevCons, you should undertake an independent investigation of Market Vectors as in your judgment is appropriate to make an informed decision with respect to an investment in the underlying shares.

The DAXglobal Russia+ Index.  The DAXglobal Russia+ Index was launched in March 2007 and is a modificed market capitalization-weighted index calculated and published by Deutsche Börse AG.  The DAXglobal Russia+ Index is composed of a basket of equity securities of 30 of the most heavily traded companies domiciled in Russia that have listings in Russia and on global exchanges, either through American depository receipts, global depository receipts or local Russian shares.  See “Annex A—The DAXglobal Russia+ Index” in this pricing supplement for a more complete description of the DAXglobal Russia+ Index.

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Historical Information

Historical Information.  The following table sets forth the published high and low closing prices for the underlying shares from April 30, 2007, the date of inception of the Market Vectors–Russia ETF, through April 23, 2008.  The associated graph shows the closing prices for the underlying shares for each day during the same period.  The issuer obtained the prices and other information below from Bloomberg Financial Markets, without independent verification.  You should not take the historical prices of the underlying shares over the last year as an indication of future performance.  In addition, the price of the shares of the Market Vectors–Russia ETF is volatile and could change significantly prior to the pricing date.

Market Vectors–Russia ETF (CUSIP 57060U506)	High	Low	Period End
2007
Second Quarter (from April 30, 2007)	40.45	36.55	39.96
Third Quarter	45.77	38.10	45.36
Fourth Quarter	54.85	46.00	50.94
2008
First Quarter	53.99	43.94	46.53
Second Quarter (through April 23, 2008)	51.94	48.29	51.52

Shares of the Market Vectors–Russia ETF Daily Closing Prices April 30, 2007 to April 23, 2008

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Currency Exchange Information

The following table sets forth the high, low and period-ending U.S. dollar/Russian ruble exchange rates for each quarter from January 1, 2003 through April 23, 2008.  The associated graph sets forth the currency’s currency performance relative to the U.S. dollar for such period.  We obtained the exchange rates listed below from Bloomberg Financial Markets and we believe such information to be accurate.  The historical exchange rates for the Russian ruble should not be taken as an indication of future performance.

Russian ruble	High	Low	Period End
2003
First Quarter	31.9550	31.3722	31.3862
Second Quarter	31.2865	30.3215	30.3655
Third Quarter	30.7254	30.2428	30.5870
Fourth Quarter	30.5212	29.2390	29.2425
2004
First Quarter	29.2425	28.4375	28.5190
Second Quarter	29.0825	28.5075	29.0697
Third Quarter	29.2755	28.9900	29.2229
Fourth Quarter	29.2210	27.7200	27.7200
2005
First Quarter	28.1950	27.4487	27.8621
Second Quarter	28.6800	27.7080	28.6300
Third Quarter	28.8312	28.1600	28.4977
Fourth Quarter	28.9814	28.4295	28.7414
2006
First Quarter	28.7414	27.6651	27.7049
Second Quarter	27.7165	26.7316	26.8455
Third Quarter	27.0500	26.6660	26.7958
Fourth Quarter	26.9846	26.1735	26.3255
2007
First Quarter	26.6019	25.9736	25.9880
Second Quarter	26.0408	25.6837	25.7428
Third Quarter	25.8933	24.8595	24.8595
Fourth Quarter	25.0523	24.2875	24.6345
2008
First Quarter	24.7885	23.4529	23.4935
Second Quarter (through April 23, 2008)	23.6415	23.3181	23.4077

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Russian ruble January 1, 2003 to April 23, 2008

The exchange rates between the Russian ruble and the U.S. dollar are at any moment a result of the supply and demand for the two currencies, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other countries.  Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Russia and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Russia, the United States and other jurisdictions important to international trade and finance.

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Annex A

The DAXglobal® Russia+ Index

The DAXglobal® Russia+ Index

The DAXglobal® Russia+ Index (the “Russia+ Index”) is intended to give investors an efficient, modified market capitalization-weighted investment designed to track the movements of certain Depositary Receipts (“DRs”) and stocks of publicly traded companies that are domiciled in Russia and traded in Russia or on leading global exchanges.  Russia’s major industries include oil and gas exploration and production, telecommunication, steel production, mining and electricity generation.  “Publicly traded companies domiciled in Russia” means (i) companies organized in, or for which the principal trading market is in, Russia, (ii) companies, along or on a consolidated basis, that have 50% or more of their assets invested in Russia or (iii) companies that alone or on a consolidated basis derive 50% or more of their revenues primarily from either goods produced, sales made or services performed in Russia.  The Russia+ Index divisor was initially determined to yield a benchmark value of 100.00 at the close of trading on December 28, 2001.  The Russia+ Index is calculated and maintained by Deutsche Börse AG (“Index Publisher”).  Only companies with market capitalization greater than $150 million that have a daily average traded volume of at least $1 million over the past six months are eligible for inclusion in the Russia+ Index.  The Russia+ Index is weighted based on the market capitalization of each of the component stocks, modified to conform to the following asset diversification requirements, which are applied in conjunction with scheduled quarterly adjustments to the Russia+ Index:

(1)	the weight of any single component stock may not account for more than 25% of the total value of the Russia+ Index;

(2)
the component stocks are split into two subgroups—large and small, which are ranked by market capitalization weight in the Russia+ Index.  Large stocks are defined as having a Russia+ Index weight greater than or equal to 5%.  Small stocks are defined as having a Russia+ Index weight below 5%; and

(3)	the aggregate weight of those component stocks which individually represent more than 5.0% of the total value of the Russia+ Index may not account for more than 40% of the total Russia+ Index value.

The Russia+ Index is reviewed quarterly and the Index Publisher may at any time and from time to time change the number of stocks comprising the group by adding or deleting one or more stocks, or replace one or more stocks contained in the group with one or more substitute stocks of its choice, if, in the Index Publisher’s discretion, such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Russia+ Index.  Changes to the Russia+ Index compositions and/or the component share weights in the Russia+ Index typically take effect after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly Russia+ Index rebalance.

Diversification Rule 1: If any component stock exceeds 8% of the total value of the Russia+ Index, then all stocks greater than 8% of the Russia+ Index are reduced to represent 8% of the value of the Russia+ Index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 8% of the Russia+ Index value. After this redistribution, if any other stock then exceeds 8%, the stock is set to 4.5% of the Russia+ Index value and the redistribution is repeated.

Diversification Rule 2: The component stocks are sorted into two groups, the large group are component stocks with a starting Russia+ Index weight of 5% or greater and the small group are those component stocks that are under 5% (after any adjustments for Diversification Rule 1). The large group in aggregate will represent 40% of the Russia+ Index weight and the small group will represent 60% of the Index. The weight of each of the large component stocks will be scaled down proportionately with a floor of 5% so that the aggregate weight of the large component stocks will be reduced to represent 40% of the Russia+ Index. If any component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the component stock is set equal to the product of 4.5% and the proportion by which the component stocks were scaled down, the components with weights greater than 4.5% will be reduced proportionately. The weight of each of the small component stocks will be scaled up proportionately from the redistribution of the large component stocks. If any component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the

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stock is set equal to the product of 4.5% and the proportion by which the stocks were scaled down. The redistribution of weight to the remaining component stocks is repeated until the entire amount has been redistributed.

Maintenance of the Russia+ Index

The Russia+ Index is reviewed quarterly to ensure that at least 90% of the Russia+ Index weight is accounted for by Russia+ Index component stocks that continue to meet the initial eligibility requirements.  Component securities will be removed from the Russia+ Index during the quarterly review, if the market capitalization falls below $150 million or the traded average daily turnover for the previous six months is lower than $1 million.  In conjunction with the quarterly review, the share weights used in the calculation of the Russia+ Index are determined based upon current shares outstanding modified, if necessary, to provide greater Russia+ Index diversification, as described above.  The Russia+ Index component stocks and their share weights are determined and announced prior to taking effect.  The share weight of each component security in the Russia+ Index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends or similar events.  The share weights used in the Russia+ Index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews.  However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition.  The Index Publisher may substitute stocks or change the number of stocks included in the Russia+ Index, based on changing conditions in the Russian equity market or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs and reorganizations.  In the event of component or share weight changes to the Russia+ Index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization or other corporate actions affecting a component stock of the Russia+ Index; the Russia+ Index divisor may be adjusted to ensure that there are no changes to the Russia+ Index level as a result of non-market forces.

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The following table sets out the component stocks (or DRs) of the Russia+ Index and their weightings as of April 23, 2008:

Index Constituent	Weighting
NK ROSNEFT GDR REGS RL-01	8.94%
LUKOIL N.K.SP.ADR RL-025	8.82%
OAO GAZP.ADR REG.S 4/RL 5	7.98%
SBER.BK ROSS. RL 3	7.42%
JSC MMC NOR.NICK.ADR RL 1	7.31%
EVRAZ GROUP GDR REG. S/3	5.16%
SURGUTNEFTEGAZ ADR/10	4.48%
MOBILNIYE TEL. ADR/5	3.94%
NOVOLIPETSKIY MET.KO.REGS	3.91%
VYMPELKOM ADR 0,25/RL-005	3.84%
GAZPROM NE.ADR 5/RL-,0016	3.82%
SEVERSTAL GDR S OCT2006/1	3.42%
VTB BANK GDR REG. S	3.38%
URALKALIY GDR S/5 RL-,50	3.31%
NOVATEK GDR REG.S 10/1	3.07%
MECHEL OAO ADR/3/RL 10	2.87%
MAGNITOGO.METALL.REGS/13	1.98%
SISTEMA,AFK GDR REGS/20	1.97%
TATNEFT' GDR REG.S 20	1.90%
GR.KOMP.PIK SP.ADR REG.S	1.80%
POLYUS ZOLOTO OJSC ADR	1.34%
ROSTELEKOM ADR6 RL-,0025	1.13%
LSR GROUP GDR S/5	0.98%
X 5 RETAIL GR. GDR S 0,25	0.96%
TRUB.MET.KO.GDRS RL10	0.80%
WIMM-BILL-DANN RL 20 ADR	0.73%
AEROFLOT RL 1	0.63%
IRKUTSKENERGO RL 1	0.56%
COMSTAR-OBY.TEL. REGS	0.55%
CTC MEDIA INC. DL -,01	0.54%
PHARMSTANDARD GDR REGS	0.53%
NOVOROSS.MORSK. GDR REGS	0.53%
POLYMETAL GDR REGS/RL-,20	0.35%
INTEGRA GROUP GDRS/0,04	0.25%
SED'MOY KONTINENT RL-,50	0.25%
SISTEMA-HALS GDR S RL 50	0.22%
URALSVYAZINFORM RL-,12	0.21%
SIBIRTELEKOM RL-,15	0.14%

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Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for RevCons) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for RevCons and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for RevCons if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement for RevCons dated March 2, 2007
Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement for RevCons or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

“RevCons” is a service mark of Morgan Stanley.

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